Exhibit 99.1

Organigram Announces Mailing of Management Information Circular in Connection with Annual General and Special Meeting

Special Meeting to Approve $124.6 Million Investment from BAT at $3.2203/share and Creation of “Jupiter” Strategic Investment Pool

TORONTO--(BUSINESS WIRE)--December 29, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today that it has mailed and filed a management information circular (the “Circular”) and related materials (the “Meeting Materials”) for its annual and special meeting (the “Meeting”) of the holders of its common shares (the “Shareholders”) to be held on January 18, 2024. In addition to routine annual business to be conducted (including the election of directors and the appointment of an auditor), Shareholders at the Meeting will be asked to approve the previously announced proposed C$124.6 million follow-on strategic equity investment in the Company (the “Investment”) from BT DE Investments Inc. (the “Investor”), a wholly owned subsidiary of British American Tobacco plc (“BAT”). The Investment is to be completed in three tranches, each subject to the satisfaction of certain closing conditions, which include (among other things), clearance under the Competition Act (satisfied on November 23, 2023), applicable stock exchange approval (TSX conditional approval of the Investment received on December 19, 2023), and the requisite approval of the Shareholders at the Meeting.

Information about the Meeting

The Meeting will be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1576 on Thursday, January 18, 2024 at 10:00 a.m. (Toronto Time). Instructions as to how to attend the Meeting and to vote are set out in the Meeting Materials mailed to Shareholders.

Reasons to Support the Investment

In making its recommendation that Shareholders vote to approve the Investment, the board of directors of the Company (the “Board”) carefully considered a number of factors, including the factors summarized below (which are set out in full in and qualified in their entirety by reference to the Circular):

  Provides Substantial Financial Capital to Invest in Growth Opportunities through the Jupiter Pool. If the Investment closes, the aggregate subscription price payable by the Investor to the Company over the course of three tranches will be approximately C$124.6 million. The majority of the Investment will be used by Organigram to create the “Jupiter Pool”, a strategic investment pool which will target investments in emerging opportunities.
  Builds on the Foundations of the Product Development Collaboration. In March 2021, Organigram and the Investor entered into a Product Development Collaboration Agreement, which was established to leverage the expertise of both companies to develop the next generation of non-combustible cannabis products. The Investor’s increased support of Organigram will accelerate the parties’ focus on innovative cannabis science and R&D outside of combustibles, with developments including a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions.
  Offers Capitalization Today at a Premium to the Common Share Trading Price, allowing the Company to avoid Future Dilution. The Investor is acquiring the Shares at a price of C$3.2203 per share, which represented a premium to the closing price of the Company’s Common Shares on November 3, 2023 (being the last trading day prior to announcement of the Investment).
  Expands Partnership with BAT, a Global Leading Multi-Category Consumer Goods Business. While the Investor currently holds an 18.8% equity stake in the Company, the Investment would result in the Investor holding a significantly larger voting interest of 30.0% and an approximate 45.0% overall equity interest.
  Shareholder Approval. The Investment will not be completed unless the Investment is approved by Shareholders, including the approval by not less than a majority of the votes cast at the Meeting by the disinterested shareholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and the TSX Company Manual.
  BAT’s Certainty to Provide Financing. Relative to other capital raising alternatives, in either debt or future equity markets, the Board is confident in the Investor’s ability to finance and close the Investment.
  Likelihood of Closing. The obligation of the Investor to complete the Investment is subject to a limited number of closing conditions (and the Competition Act Closing Condition (as defined and described in the Circular) has already been satisfied) and is not subject to any financing condition.
  The Investor’s Covenants in Favour of Organigram. For a period of two years following the date of the Amended & Restated IRA (as defined in the Circular) to be entered into by the Company and the Investor upon the closing of the first tranche, the Investor will not, without the consent of the Company, subject to certain exceptions, directly or indirectly, or jointly or in concert with any other person: acquire any additional securities of the Company or its subsidiaries, enter into any acquisition of or business combination involving the Company or its subsidiaries, solicit proxies from the Shareholders or otherwise attempt to influence the conduct of the Shareholders, make any public announcement or take any action with respect to the foregoing, or advise, assist or encourage any other person to do, or take any action inconsistent with, any of the foregoing. Further, for one year following the date of the Amended & Restated IRA, the Investor will not transfer its shares of the Company, subject to certain exceptions. These covenants in favour of the Company are intended to provide market stability and preserve the value of the shares.

Shareholder Questions and Voting Assistance

Shareholders who have questions or need assistance with voting their shares should contact the Company’s Director of Investor Relations, by telephone at (416) 706-3945 or by email at investors@organigram.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, the receipt of the requisite approval from Shareholders, applicable stock exchange approval, that all conditions to the closing of the Investment will be satisfied, that the Investment will be completed on the terms set forth in the subscription agreement dated November 5, 2023 by and among the Investor and the Company, and that all three tranches of the Investment will close. The forward-looking information included in this news release is provided as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries:

Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca